FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               For April 17, 2003

                        Commission File Number: 000-22828

                             MILLICOM INTERNATIONAL
                                  CELLULAR S.A.
                               75 Route de Longwy
                            Box 23, L-8080 Bertrange
                            Grand-Duchy of Luxembourg
                ------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F    X            Form 40-F
                         _____                       _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                      No   X
                         _____                  _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                INDEX TO EXHIBITS

Item

1.
- Press release dated April 16, 2003
- Press release dated April 17, 2003

                                   SIGNATURES





      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            MILLICOM INTERNATIONAL CELLULAR S.A.
                                                       (Registrant)



Date: April  17, 2003                       By: /s/ John Ratcliffe
                                                ------------------
                                            Name: John Ratcliffe
                                            Title: Chief Financial Controller

                                                                          Item 1





                                      [MIC]

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                                           FOR IMMEDIATE RELEASE
                                                                  April 16, 2003

                AMENDMENT OF TERMS OF EXCHANGE OFFER AND CONSENT
          SOLICITATION FOR 13-1/2% SENIOR SUBORDINATED NOTES DUE 2006

New York, London and Luxembourg - April 16, 2003 - Millicom International Cellular S.A. ("Millicom") (Nasdaq: MICC), the global telecommunications investor, today announces that it received unconditional commitments from approximately 67% of the holders of its 13-1/2% Senior Subordinated Discount Notes due 2006, or the "Old Notes" to tender their Old Notes in Millicom's ongoing private exchange offer and consent solicitation under certain amended terms as discussed below.

In accordance with its agreement with certain holders, as varied by a reduction in unconditional commitments from 68% to 65%, Millicom is amending the terms of its ongoing exchange offer and consent solicitation as follows:

Holders of the Old Notes who tender their Old Notes will receive for each $1,000 of Old Notes validly tendered $720 of Millicom's newly issued 11% Senior Notes due 2006, or the "11% Notes", and $81.7 of Millicom's newly issued 2% Senior Convertible PIK (payment in kind) Notes due 2006, or the "2% Notes," both maturing June 1, 2006 (which, when issued, could result in a maximum dilution to existing Millicom stockholders of approximately 30%, assuming no issuance of additional 2% Notes in lieu of cash interest). The 11% Notes will have the right to receive semi-annual amortization payments due June 1, 2004, December 1, 2004, June 1, 2005 and December 1, 2005. The 2% Notes will be convertible into Millicom's common stock at a conversion price of $10.75 per share (taking into consideration Millicom's recent reverse stock split). At maturity or upon redemption, Millicom will have the right to, at its option, in whole or in part, pay the then outstanding principal amount of the 2% Notes, plus accrued and unpaid interest thereon, in cash or in shares of its common stock.

Millicom International Operations B.V., an indirect wholly owned subsidiary of Millicom, will irrevocably and unconditionally guarantee the 11% Notes and 2% Notes.

In addition, Millicom continues to solicit consents to certain amendments to the indenture under which the Old Notes were issued. For each $1,000 of Old Notes who validly deliver a consent and are entitled to vote, Millicom will pay a cash fee of $50, provided that at least a majority of the holders of Old Notes so consent.

The private exchange offer and consent solicitation on these amended terms will be subject to certain conditions as set forth in the revised offering documents (including a tender of 85% of the holders of Old Notes in the exchange offer, unless otherwise waived by Millicom) and will continue to be made only to holders of Old Notes who are not U.S. persons, or who are U.S. persons that are either "qualified institutional buyers" or institutional "accredited investors" (as each of those terms are defined under the Securities Act of 1933, as amended) and who can make the representations to exchange set forth in these offering documents.

Subject to these revised terms, the expiration date for the exchange offer and consent solicitation is extended until May 2, 2003. The record date for holders eligible to participate in the exchange offer is moved to April 16, 2003. The rights of withdrawal for those bondholders who have already tendered their acceptance to the exchange offer and consent solicitation will continue until the new expiration date in accordance with the terms of the private offering documents.

This press release is neither an offer to purchase nor a solicitation of an offer to sell Millicom's securities and is not being made to, nor will tenders be accepted from, or on behalf of, holders of Old Notes in any jurisdiction in which the making of the exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

Millicom's securities referred to herein have not been registered under the Securities Act of 1933, as amended, and such securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

CONTACTS:

Marc Beuls                                           Telephone: +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best                                          Telephone: +44 20 7321 5022
Shared Value Ltd, London

Jim Millstein                                        Telephone: +1 212 632 6000
Lazard, New York

Peter Warner                                         Telephone: +44 20 7588 2721
Daniel Bordessa
Cyrus Kapadia
Lazard, London

Visit Millicom's homepage at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group's cellular operations have a combined population under license (excluding Tele2) of approximately 382 million people. In addition, MIC provides high-speed wireless data services in six countries. MIC also has a 6.8% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to 16.8 million customers in 22 countries. The Company's shares are traded on the Luxembourg Bourse and the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A, any Millicom International Cellular S.A members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

                                     [MIC]


                                                           FOR IMMEDIATE RELEASE
                                                                  April 17, 2003


                          CONFERENCE CALL ANNOUNCEMENT

                 FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2003

                            Thursday, April 24, 2003
                            16:00 (CET - Luxembourg)
                             10:00 (EST - New York)


                    Presenter: Marc Beuls, President and CEO



To register for the conference call, (which will also be broadcast live over the web at www.millicom.com), please send an e-mail to mic@sharedvalue.net by Tuesday 23 April, 2003.


Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group's cellular operations have a combined population under license (excluding Tele2) of approximately 382 million people. In addition, MIC provides high-speed wireless data services in six countries. MIC also has a 6.8% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to 16.8 million customers in 22 countries. The Company's shares are traded on the Luxembourg Bourse and the Nasdaq Stock Market under the symbol MICC.